Exhibit 99.1

Pixie Dust Technologies, Inc. Announces Closing of Initial Public Offering

New York/August 3, 2023 – Pixie Dust Technologies, Inc. (NasdaqCM: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, today announced that it has closed the previously announced initial public offering (the “Offering”) of 1,666,667 American Depositary Shares (the “ADSs”, and each, an “ADS”), each ADS representing one common share of the Company, at a price of $9.00 per ADS for gross proceeds of approximately $15.0 million, before underwriting discounts and commissions. Net proceeds to the Company, after deducting underwriting discounts and commissions and other offering expenses, were approximately $11.2 million. The Company intends to use the net proceeds for the development and commercialization of its technologies and related products, and for other working capital and general corporate purposes.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 250,000 ADSs, representing an additional 250,000 common shares of the Company, at the Offering price, less underwriting discounts and commissions.

Boustead Securities, LLC acted as the lead book-running manager for the Offering.

The ADSs were offered pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-272476) previously filed with, and subsequently declared effective by, the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2023. This Offering was made only by means of a prospectus forming part of the Registration Statement relating to these ADSs. A final prospectus relating to the Offering was filed with the SEC on August 2, 2023 and is available for free on the SEC’s website at http://www.sec.gov. Electronic copies of the prospectus relating to the Offering may be obtained from Boustead Securities, LLC, 6 Venture, Suite 395, Irvine, California 92618, by phone at +1-949-502-4408 or by email at offerings@boustead1828.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction, including Japan.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Contacts

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

Gateway Group, Inc.

John Yi and Luke Johnson

Email: pixie@gateway-grp.com

Underwriter Inquiries:

Boustead Securities, LLC

(949) 502-4408

offerings@boustead1828.com